UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 23, 2022

LIGAND PHARMACEUTICALS INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-33093	77-0160744
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5980 Horton Street, Suite 405 Emeryville, CA	94608
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 550-7500

N/A

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	LGND	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On March 23, 2022, Ligand Pharmaceuticals, Incorporated, a Delaware corporation (“Ligand’) and Avista Public Acquisition Corp. II, a Cayman Islands exempted company (“APAC”), issued a joint press release (the “Press Release”) announcing the entry into certain definitive agreements providing for a combination of APAC and OmniAb, Inc., Ligand’s antibody discovery business, and a Delaware corporation and wholly owned subsidiary of Ligand, on the terms and conditions set forth in such agreements (the “Business Combination”). The Press Release is attached to this Current Report as Exhibit 99.1 and incorporated by reference herein.

Also on March 23, 2022, Ligand and APAC issued an investor presentation in connection with the Business Combination, a copy of which is attached to this Current Report as Exhibit 99.2, and a transcript of the audio portion of which is attached to this Current Report as Exhibit 99.3, and each of which is incorporated by reference herein.

Important Information and Where to Find It

In connection with the Business Combination, OmniAb will file a registration statement on Form 10 (the “Form 10”) registering shares of OmniAb Common Stock and APAC will file with the SEC a registration statement on Form S-4 (the “Form S-4”) registering shares of APAC common stock, warrants and certain equity awards. The Form S-4 to be filed by APAC will include a proxy statement/prospectus in connection with the APAC shareholder vote required in connection with the Business Combination. The Form 10 to be filed by OmniAb will include the Form S-4 filed by APAC, which will serve as an information statement/prospectus in connection with the spin-off of OmniAb. This communication does not contain all the information that should be considered concerning the Business Combination. This communication is not a substitute for the registration statements that OmniAb and APAC will file with the SEC or any other documents that APAC or OmniAb may file with the SEC, or that APAC, Ligand or OmniAb may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. APAC’s shareholders and Ligand’s stockholders and other interested persons are advised to read, when available, the preliminary and definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about APAC, OmniAb and the Business Combination. The proxy statement/prospectus contained in APAC’s registration statement will be mailed to APAC’s shareholders as of a record date to be established for voting on the Business Combination.

The registration statements, proxy statement/prospectus and other documents (when they are available) will also be available free of charge, at the SEC’s website at www.sec.gov, or by directing a request to: Avista Public Acquisition Corp. II, 65 East 55th Street, 18th Floor, New York, NY 10022.

Participants in the Solicitation

Ligand, APAC and OmniAb, and each of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from APAC’s shareholders in connection with the Business Combination. Shareholders are urged to carefully read the proxy statement/prospectus regarding the Business Combination when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of APAC’s shareholders in connection with the Business Combination will be set forth in the registration statement when it is filed with the SEC. Information about APAC’s executive officers and directors and OmniAb’s management and directors also will be set forth in the registration statement relating to the Business Combination when it becomes available.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements

This communication contains forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the Business Combination, the ability of the parties to complete the Business Combination, the expected benefits of the Business Combination, the tax consequences of the Business Combination, the amount of gross proceeds expected to be available to OmniAb after the closing and giving effect to any redemptions by APAC shareholders, OmniAb’s future results of operations and financial position, business strategy and its expectations regarding the application of, and the rate and degree of market acceptance of, the OmniAb technology platform and other technologies, OmniAb’s expectations regarding the addressable markets for our technologies, including the growth rate of the markets in which it operates, the potential for and timing of receipt of milestones and royalties under OmniAb’s license agreements with partners, are forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Ligand, OmniAb and APAC, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Ligand’s or APAC’s securities; the risk that APAC shareholder approval of the Business Combination is not obtained; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of funds available in APAC’s trust account following any redemptions by APAC’s shareholders; the failure to receive certain governmental and regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; changes in general economic conditions, including as a result of the COVID 19 pandemic or the conflict between Russia and Ukraine; the outcome of litigation related to or arising out of the Business Combination, or any adverse developments therein or delays or costs resulting therefrom; the effect of the announcement or pendency of the transactions on Ligand’s, OmniAb’s or APAC’s business relationships, operating results, and businesses generally; the ability to continue to meet Nasdaq’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; that the price of APAC’s or Ligand’s securities may be volatile due to a variety of factors, including Ligand’s, APAC’s or OmniAb’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; and the ability of OmniAb to implement its strategic initiatives.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ligand’s most recent annual report on Form 10-K, the APAC registration statement on Form S-4, the OmniAb registration statement on Form 10, the proxy/information statement/prospectus and certain other documents filed or that may be filed by Ligand, APAC or OmniAb from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Ligand, OmniAb and APAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

None of Ligand, OmniAb, or APAC gives any assurance that Ligand, OmniAb or APAC will achieve their expectations.

Market and Industry Data

This communication also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about the antibody industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of OmniAb’s future performance and the future performance of the markets in which OmniAb operates are necessarily subject to a high degree of uncertainty and risk.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Joint Press Release of Avista Public Acquisition Corp. II and Ligand Pharmaceuticals Incorporated, dated March 23, 2022.

99.2	Investor Presentation, issued March 23, 2022.

99.3	Transcript of Investor Presentation Audio, issued March 23, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Ligand Pharmaceuticals Incorporated agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIGAND PHARMACEUTICALS INCORPORATED

Date:: March 23, 2022	By:	/s/ Charles S. Berkman
	Name:	Charles S. Berkman
	Title:	Senior Vice President, General Counsel and Secretary